[MERCANTIL BANK HOLDING CORPORATION LETTERHEAD]

December 12, 2018

BY EDGAR

Erin Purnell

Staff Attorney, Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Mercantil Bank Holding Corp
Registration Statement on Form S-1
File No. 333-227744

Ladies and Gentlemen:

Mercantil Bank Holding Corporation (the “Company”) hereby requests withdrawal of its request filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2018, that the Commission accelerate the effective date of the above-referenced Registration Statement.

Please call Chip MacDonald of Jones Day, at (404) 581-8622, if you have any questions concerning the foregoing. Thank you for your attention to this matter.

[Signature Page Follows]

Very truly yours,

Mercantil Bank Holding Corporation

/s/ Millar Wilson
By:	Millar Wilson
Title:	Chief Executive Officer

cc:	Ralph F. MacDonald, III, Jones Day